CYIOS Corporation
“C Your Integrated Office System”

United States
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Sondra Snyder,

Re:          CYIOS Corporation – FILE NO. 0-27243

Form 10-KSB for Fiscal Year Ended December 31, 2007,
Filed March 31, 2008
~~Form 10-QSB for Fiscal Quarter Ended March 31, 2008,~~
~~Filed May 14, 2008~~
~~Form 10-Q for Fiscal Quarter Ended June 30, 2008,~~
~~Filed August 14, 2008~~
~~Form 10-Q for Fiscal Quarter Ended September 30, 2008,~~
~~Filed November 14, 2008~~
~~Form 10-Q for the Fiscal Quarter Ended March 31, 2009,~~
~~Filed May 14, 2009~~
Form 10-Q for the Fiscal Quarter Ended September 30, 2009,
Filed November 12, 2009

File No. 0-27243

Dear Miss Snyder:

We are writing in response to your comment letter dated January 5th, 2010 and we are requesting an extension of time until February 5th, 2010 to respond to your comments.
We have scheduled our 10K 2010 to be finalized January 30th, 2010 and possibly filed by FEB 5th, 2010 and will cross reference lessons learned from our comment letter and incorporate comments to ensure compliance.

Should you have any questions, please call us at the below numbers.

Sincerely,

/s/ Timothy Carnahan  1/5/2010

Timothy Carnahan
CEO and President
202.369.1984 / fax: 202.315.3790

The Ronald Reagan Building, 1300 Pennsylvania Ave., N.W., Suite 700, Washington DC 20004
Phone 202 204-3006 Fax 202 315-3790